Schedule A to the
Sub-Advisory Agreement by and between
Exchange Traded Concepts LLC and
Vident Investment Advisory, LLC

Updated to include
REX Gold Hedged S&P 500 ETF (GHS),
REX Gold Hedged FTSE Emerging Markets ETF (GHE),
REX VolMAXX™ Long VIX Weekly Futures Strategy ETF (VMAX) and
REX VolMAXX™ Inverse VIX Weekly Futures Strategy ETF (VMIN).

This Schedule A supplements, but does not replace, previously executed versions of Schedule A which govern pricing for other
ETFs under the Sub-Advisory Agreement.

Sub-Advisory Fee. Pursuant to Section 4, the Advisor shall pay the Sub-Advisor compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
REX Gold Hedged S&P 500 ETF (GHS)	The greater of: * 5 bps on first $250 million * 4 bps on next $250 million * 3 bps on assets greater than $500 million or $30,000 annual minimum	May 3, 2016
REX Gold Hedged FTSE Emerging Markets ETF (GHE)	The greater of: * 5 bps on first $250 million * 4 bps on next $250 million * 3 bps on assets greater than $500 million or $30,000 annual minimum	May 3, 2016
REX VolMAXX™ Long VIX Weekly Futures Strategy ETF (VMAX)	The greater of: * 5 bps on first $250 million * 4 bps on next $250 million * 3 bps on assets greater than $500 million or $30,000 annual minimum	May 3, 2016

REX VoIMAXX™ Inverse VIX Weekly Futures Strategy ETF (VMIN)	The greater of: *5 bps on first $250 million *4 bps on next $250 million *3 bps on assets greater than $500 million or $30,000 annual minimum	May 3, 2016

*	Assets under management (AUM) shall be aggregated across the four REX exchange-traded funds (ETFs) included on this Schedule A.

AGREED AND ACCEPTED:

ADVISER		SUB-ADVISER

EXCHANGE TRADED CONCEPTS LLC		VIDENT INVESTMENT ADVISORY, LLC

By:	/s/ J. Garrett Stevens	By:	/s/ Nicholas A. Stonestreet
Name:	J. Garrett Stevens	Name:	Nicholas A. Stonestreet
Title:	Chief Executive Officer	Title:	Chief Executive Officer
Date:	May 3, 2016	Date:	May 3, 2016